BINGHAM, DANA & GOULD LLP
                               150 FEDERAL STREET
                        BOSTON, MASSACHUSETTS 02110-1726


                               November 19, 1996


VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.   20549

      Re:  Landmark Funds I
           (File Nos. 2-90518 and 811-4006)

Ladies and Gentlemen:

      On behalf of our client, Landmark Funds I, a Massachusetts business trust (the "Trust"), we hereby withdraw Post-Effective Amendment No. 22 to the Trust's Registration Statement on Form N-1A under the Securities Act of 1933 and Amendment No. 23 to the Trust's Registration Statement under the Investment Company Act of 1940, which was filed with the Commission on September 12, 1996 and would have become effective on November 26, 1996.

      The purpose for the filing of the above-referenced Amendment was to register the shares of a newly-created series, Landmark Small Cap Equity VIP Fund (the "Fund"). However, it has been decided that the Fund be designated as a series of Variable Annuity Portfolios, a Massachusetts business trust, rather than as a series of the Trust. Pre-Effective Amendment No. 1 to the Registration Statement with respect to Variable Annuity Portfolios and the Fund was filed, via the EDGAR system, on November 15, 1996 (File Nos.
333-15119 and 811-07893).

      Please call the undersigned at (617) 951-8383 or Lea Anne Copenhefer at
(617) 951-8515 with any questions regarding this letter.

                                         Sincerely,

                                         Jennifer H. Hurford


cc:   Megan Dunphy, Esq.
      Lea Anne Copenhefer, Esq.